UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 2)

Under the Securities Exchange Act of 1934

Morgans Hotel Group Co.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

61748W108
(CUSIP Number)

David Fisher, Esq. c/o Bryan Cave LLP 1290 Avenue of the Americas New York, NY 10104 (212) 541-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

1.	NAME OF REPORTING PERSON: W. Edward Scheetz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO/PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,102,751 shares of Common Stock
8.	SHARED VOTING POWER: 0
9.	SOLE DISPOSITIVE POWER: 2,446,510 shares of Common Stock
10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON	2,446,510
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.2%
14.	TYPE OF REPORTING PERSON: IN

Introductory Statement

This Amendment No. 2 to Schedule 13D, filed by Mr. W. Edward Scheetz (the “Reporting Person”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on August 11, 2008 (the “August Schedule 13D”) as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on November 24, 2008 (the “November Schedule 13D”). Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the August Schedule 13D.

This Amendment No. 2 to Schedule 13D has been filed to correct the total amount of shares of Common Stock beneficially owned by the Reporting Person. The “Date of Event” reported on the cover page to this Amendment No. 2 to Schedule 13D is the date upon which the material contingency described below first became applicable to certain securities owned by the Reporting Person.

As previously reported, the Reporting Person currently owns 459,342 non-voting units which are owned through WES Holdings LLC, a limited liability company wholly owned by the Reporting Person, and 238,644 vested LTIP units. Each of the non-voting units are membership units in the operating company of the Company, Morgans Group LLC (“Morgans LLC”), and are redeemable for shares of Common Stock or, at the election of the Company, in its capacity as managing member of Morgans LLC, cash. Each of the vested LTIP units are convertible into membership units in Morgans LLC and are also then redeemable for shares of Common Stock or, at the election of the Company, in its capacity as managing member of Morgans LLC, cash. The shares of Common Stock into which the non-voting units and vested LTIP units are redeemable were previously included in the beneficial ownership calculation for the Reporting Person. However, the shares of Common Stock into which the non-voting units and vested LTIP units are redeemable are no longer being reported as beneficially owned by the Reporting Person, as the decision as to whether the Reporting Person receives shares of Common Stock or, in the alternative, cash is made solely at the election of the Company, in its capacity as managing member of Morgans LLC. Therefore, whether the Reporting Person receives shares of Common Stock upon redemption of the non-voting units and/or vested LTIP units is entirely contingent upon the occurrence of events outside of the control of the Reporting Person. Consequently, such shares of Common Stock have been removed from the Reporting Person’s beneficial ownership calculation.

ITEM 5.	Interest in Securities of the Issuer.

(a)       Ownership percentages of Common Stock reported herein are based on 29,397,841 shares of Common Stock outstanding as of November 7, 2008 as reported in the Company’s Form 10-Q filed with the SEC on November 7, 2008, 291,659 shares of Common Stock issuable upon the exercise of stock options beneficially owned by the Reporting Person and 100,000 shares of Common Stock issued by the Company on or about December 1, 2008 in connection with the Reporting Person’s redemption of 100,000 vested LTIP units.

The 2,446,510 shares of Common Stock reported as being the aggregate amount beneficially owned by the Reporting Person in row (11) of the cover page to this Amendment No. 2 to Schedule 13D, represent in the aggregate approximately 8.2% of the outstanding shares of Common Stock.

The 2,446,510 shares of Common Stock reported in row (9) of the cover page to this Amendment No. 2 to Schedule 13D include 2,102,751 shares of Common Stock, over which the Reporting Person has sole dispositive power and sole voting power and 343,759 shares of Common Stock, over which the Reporting Person only has sole dispositive power but no voting power. Of the 343,759 shares of Common Stock over which the Reporting Person only has sole dispositive power but no voting power, 291,659 shares of Common Stock represent the Reporting Person’s beneficial ownership of shares of Common Stock underlying stock options that have vested or will vest in the next 60 days and 52,100 shares of Common Stock represent the Reporting Person’s beneficial ownership of shares of Common Stock underlying certain call options.

Of the 2,102,751 shares of Common Stock, reported in row (7) of the cover page to this Amendment No. 2 to Schedule 13D, over which the Reporting Person has sole voting power and sole dispositive power, 1,427,702 shares of Common Stock are beneficially owned by the Reporting Person through WES Holdings LLC, Bayard, Baxter and Crosby Holdings. WES Holdings LLC directly beneficially owns 682,840 shares of Common Stock, Bayard owns 94,499 shares of Common Stock, which WES Holdings LLC is deemed to beneficially own as controlling member of Bayard, Baxter owns 503,363 shares of Common Stock, which WES Holdings LLC is deemed to beneficially own as controlling member of Baxter, and Crosby Holdings owns 147,000 shares of Common Stock, which WES Holdings LLC is deemed to beneficially own as controlling member of Crosby Holdings.

In addition, of the 2,102,751 shares of Common Stock reported in row (7) of the cover page to this Amendment No. 2 to Schedule 13D, over which the Reporting Person has sole voting power and sole dispositive power, 471,832 shares of Common Stock are directly beneficially owned by the Reporting Person and were either purchased in open market transactions or acquired upon redemption of vested LTIP units, 175,000 shares of Common Stock are beneficially owned by the Reporting Person through a Two-Year Grantor Retained Annuity Trust (of which the Reporting Person is trustee) which directly owns such shares of Common Stock for the benefit of the Reporting Person, 15,817 shares of Common Stock may be considered indirectly beneficially owned by the Reporting Person through two trusts which directly own such shares of Common Stock for the benefit of the Reporting Person’s two minor children, 10,000 shares of Common Stock may be considered indirectly beneficially owned by the Reporting Person through his spouse who directly beneficially owns such shares of Common Stock and 2,400 shares of Common Stock may be considered indirectly beneficially owned by the Reporting Person through his two minor children who each directly own 1,200 shares of Common Stock.

As set forth in the paragraphs above, of the shares of Common Stock reported in row (11) of the cover page to this Amendment No. 2 to Schedule 13D, 52,100 shares are shares of Common Stock as to which there is a right to acquire which is exercisable by the Reporting

Person within 60 days, in addition to the 291,659 shares of Common Stock underlying stock options that have vested or will vest in the next 60 days.

The Reporting Person does not beneficially own any shares of Common Stock as of December 12, 2008, other than as set forth herein.

(b)       Rows (7) through (10) of the cover page to this Amendment No. 2 to Schedule 13D sets forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote and/or to dispose or direct the disposition (including the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days) and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

(c)       Except as described herein, including the 100,000 shares of Common Stock issued by the Company to the Reporting Person on or about December 1, 2008 in connection with the Reporting Person’s redemption of 100,000 vested LTIP units, the transfer of 175,000 shares of Common Stock from WES Holdings LLC to a Two-Year Grantor Retained Annuity Trust (of which the Reporting Person is trustee) which directly owns such shares of Common Stock for the benefit of the Reporting Person and the open market sales and purchases by the Reporting Person set forth below, no transactions in the Common Stock were effected by the Reporting Person since the November Schedule 13D (up to and including December 12, 2008).

Date	Shares Purchased	Shares Sold	Price
11/24/2008	10,000		$3.47
11/24/2008	30,000		$3.10
11/24/2008	10,000		$3.40
11/24/2008	27,000		$3.42
11/24/2008	300		$3.25
11/24/2008	5,000		$3.45
11/24/2008	7,600		$3.04
11/24/2008		5,000	$3.40
11/26/2008		10,000	$3.75
12/01/2008		30,000	$4.00
12/01/2008		10,000	$4.00
12/01/2008		10,000	$4.00
12/01/2008		10,000	$4.00
12/01/2008		10,000	$4.00
12/02/2008		10,000	$4.50
12/03/2008		10,000	$4.75
12/04/2008	10,000		$3.75
12/05/2008	10,000		$3.30
12/05/2008	15,000		$3.25
12/08/2008	3,600		$4.20
12/08/2008	1,200		$4.25
12/08/2008	100		$4.20
12/08/2008	800		$4.20
12/08/2008	400		$4.25

12/08/2008	500		$4.24
12/08/2008	1,500		$4.25
12/08/2008	1,900		$4.19
12/08/2008	200		$4.23
12/08/2008	100		$4.25
12/08/2008	200		$4.25
12/08/2008	100		$4.22
12/08/2008	200		$4.22
12/08/2008	200		$4.25
12/08/2008	300		$4.22
12/08/2008	300		$4.23
12/08/2008	45		$4.25
12/08/2008	55		$4.25
12/08/2008	700		$4.25
12/08/2008	900		$4.23
12/08/2008	2,500		$4.25
12/08/2008	4,200		$4.25
12/08/2008	5,000		$4.21
12/08/2008	5,000		$4.35
12/09/2008	100		$4.25
12/09/2008	600		$4.25
12/09/2008	3,500		$4.25
12/09/2008	1,800		$4.25
12/09/2008	4,000		$4.25
12/09/2008		5,000	$4.50
12/11/2008		30,000	$4.50
12/11/2008		5,000	$4.50
12/11/2008	3,528		$4.24
12/12/2008	50,000		$4.05
12/12/2008	19,900		$3.97

(d)       No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2008

/s/ W. Edward Scheetz
W. Edward Scheetz

Exhibit Index

Exhibit	Description
1.	Registration Rights Agreement, dated as of February 17, 2006, by and between Morgans Hotel Group Co. and NorthStar Partnership, L.P. (previously filed)